INTELLICELL BIOSCIENCES, INC.

460 PARK AVENEUE, 17TH FLOOR

NEW YORK, NEW YORK 10022

October 8, 2014

VIA EDGAR

Ms. Nudrat Salik

Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Intellicell Biosciences, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed May 12, 2014

File No. 0-54729

Dear Ms. Salik:

On September 4, 2012, Intellicell Biosciences, Inc. (the “Company”) filed an Item 4.02 Current Report on Form 8-K disclosing that the Company and its auditors had determined that the annual financial statements included in the Company’s Form 10-K for the year ended December 31, 2013, as well as the quarterly financial statements included in certain Forms 10-Q (the “Filings”) should no longer be relied upon and will be restated.

The Company and its legal and accounting professionals are currently working on the Filings and believe all Filings will be submitted to the U.S. Securities and Exchange Commission (the “SEC”) by October 20, 2014. Additionally, the Company believes the Form 10-Q for the period ended June 30, 2014 (the “June Form 10-Q”) will be submitted by October 20, 2014. The delay in submitting the Filings and the June Form 10-Q to the SEC is due to the time needed to review the Company’s books and records and prepare the Company’s restated and quarterly financial statements.

Further, the Company acknowledges that:

(1)               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Dr. Steven Victor

Steven Victor

Chief Executive Officer

Intellicell Biosciences, Inc.